SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Mapco Inc.
(Name of issuer)

Common Stock
(Title of Class of Securities)

565097102
(CUSIP Number)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Page 1 of 6 Pages



CUSIP No. 565097102		13G		  Page 2 of 6  Pages


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

	MacKay-Shields Financial Corporation		13-2631681

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP*
				(a)0
				(b)0
		Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)


NUMBER OF	         5	       SOLE VOTING POWER
SHARES			Not Applicable

BENEFICIALLY      6	       SHARED VOTING POWER
OWNED BY			  3,164,080

EACH		        7	       SOLE DISPOSITIVE POWER
REPORTING			Not Applicable

PERSON	       8          SHARED DISPOSITIVE POWER
WITH				3,164,080

9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON
	3,164,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*
	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN
	ROW 9
	5.8%

12	TYPE OF REPORTING PERSON*
	IA







SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Mapco Inc.

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			1800 South Baltimore Avenue
			Tulsa, OK 74119

ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation

ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019

ITEM 2 (c)	Citizenship:
		United States

ITEM 2 (d)	Title of Class of Securities:
		Common Stock

ITEM 2 (e)	CUSIP Number:
		565097102

ITEM 3.     If this statement is filed pursuant to Rules 13d-1 (b), or
		13d-2(b), check whether the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the
Act
(d)    [  ]	Investment Company registered under section 8 of the
Investment Company Act
(e)    [X]	Investment adviser registered under Section 203 of the
Investment Advisers Act of 1940
(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to
the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1 (b)(1)(ii)(F)




Page 3  of  6  Pages





SCHEDULE 13G cont.


(g)    [  ]	Parent Holding Company, in accordance with section
	240.13d-l(b)(ii)(G)
	(Note: See Item 7)
(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

ITEM 4.       Ownership.

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:
		3,164,080

	(b)	Percent of Class:
		5.8%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			Not Applicable

		(ii)	shared power to vote or to direct the vote
			3,164,080

		(iii) 	sole power to dispose or to direct the disposition
			of
			Not Applicable

		(iv)	shared power to dispose or to direct the
			disposition of
			3,164,080

ITEM 5.       Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

	Not Applicable



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SCHEDULE 13G cont.


ITEM 6.	Ownership of More than Five Percent on Behalf of Another
	Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
	Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such clients relates to more than 5% of the class.

ITEM 7.	 Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

	If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
	If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

ITEM 8.	 Identification and Classification of Members of the Group.

	If a group has filed this schedule pursuant to Rule
	13d-1(b)(ii)(H), so indicate under Item
	3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

	Not Applicable



Page 5  of 6  Pages

SCHEDULE 13G cont.

ITEM 9.	Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

	Not Applicable

ITEM 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 13, 1998

Signature:	Jeffry B. Platt

Name/Title:	Jeffry B. Platt, General Counsel

Page 6 of 6  Pages